UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549				OMB APPROVAL
OMB Number: 3235-0058
			FORM 12b 25				Expires: May 31, 2012
Estimated average burden
			NOTIFICATION OF LATE FILING				hours per response 2.50

SEC FILE NUMBER
811-4085
CUSIP NUMBER
N/A

(Check	Form	Form	Form	Form	Form		Form	Form
one):	10-K	20-F	11-K	10-Q	10-D	[X]	N-SAR	N-CSR

For Period Ended:		July 31, 2009
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:	Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Fidelity Income Fund
Full Name of Registrant

Not Applicable
Former Name if Applicable

82 Devonshire St.
Address of Principal Executive Office (Street and Number)

Boston, Massachusetts 02109
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
X	following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to
SEC 1344 (05-06)	respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

The Registrant is unable to file its Report on Form N-SAR for the period ended July 31, 2009 without unreasonable effort or expense because additional time is needed to review disclosure of total returns of the share classes of Fidelity Advisor Government Income Fund in the Fund's financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John Hebble	617	563-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
[X]	Yes	[ ] No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
[ ] Yes	[X]	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Fidelity Income Fund
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 30, 2009	By	/s/John R. Hebble
John R. Hebble
President and Treasurer